UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
CAMERON INTERNATIONAL CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:
CAMERON INTERNATIONAL CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements and Supplemental Schedule

Cameron International Corporation Retirement Savings Plan
As of December 31, 2014 and 2013 and for the year ended December 31, 2014

Cameron International Corporation Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2014 and 2013 and for the year ended December 31, 2014

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Cameron Benefits Committee
Cameron International Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cameron International Corporation Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The schedule of assets (held at end of year) is the responsibility of the Plan's management.  Our audit procedures included determining whether the schedule of assets (held at end of year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the schedule of assets (held at end of year).  In forming our opinion on the schedule of assets (held at end of year), we evaluated whether the schedule of assets (held at end of year), including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Doeren Mayhew

Houston, Texas
June 25, 2015

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Cameron International Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013

Assets:
Net unsettled sales of investments	$1,228,769	$871,178
Notes receivable from Plan participants	24,941,820	25,600,938
Investments:
Plan interest in the Cameron International Corporation Master Trust	1,144,475,759	1,178,023,307
Net assets reflecting all investments at fair value	1,170,646,348	1,204,495,423

Adjustment from fair value to contract value for interest in Cameron International Corporation Master Trust relating to fully benefit-responsive investment contracts	(4,012,306)	(2,940,691)

Net assets available for benefits	$1,166,634,042	$1,201,554,732

The accompanying notes are an integral part of these statements.

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Cameron International Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions:
Employer contributions	$69,007,251
Employee contributions	60,433,224
Rollover contributions	4,702,419
Interest on notes receivable from Plan participants	1,312,349
Net investment gain from the Cameron International Corporation Master Trust	38,136,053
Transfers in from qualified plan	7,860,734
Total additions	181,452,030

Deductions:
Administrative fees	1,368,433
Benefits paid to participants	212,893,668
Transfers out to qualified plan	2,110,619
Total deductions	216,372,720

Net decrease in net assets available for benefits	(34,920,690)

Net assets available for benefits at:
Beginning of year	1,201,554,732
End of year	$1,166,634,042

The accompanying notes are an integral part of these statements.

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Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan

The Cameron International Corporation Retirement Savings Plan (the "Plan") is a contributory, defined contribution plan sponsored by Cameron International Corporation (the "Company" or "Plan Sponsor") with cash or deferred provisions as described in Section 401(k) of the Internal Revenue Code ("IRC"). All employees of the Company and its affiliated subsidiaries (except those covered by a collective bargaining agreement) that have adopted the Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On November 15, 2013, the Company and Schlumberger announced their intent to create OneSubsea LLC, a joint venture to manufacture and develop products, systems and services for the subsea oil and gas market.  In connection with the formation of the joint venture, a new plan, OneSubsea LLC Retirement Savings Plan (OneSubsea Plan) was established. For the year-ended December 31, 2014, movement of employees between Cameron and OneSubsea resulted in $7,860,734 of transfers into the Plan from the OneSubsea Plan and transfers of $2,110,619 out of the Plan to the OneSubsea Plan.

Plan participants can elect to make pretax contributions to the Plan of 1% to 50% of their compensation each payroll period not to exceed the annual limit specified by section 402(g) of the IRC.  Eligible non-union employees initially employed or reemployed by the Company on or after September 30, 2013 are deemed to have elected to defer an amount equal to 6% of their compensation effective as of the first day of employment, subject to future change.  The Company matches 100% of the employee contributions up to a maximum of 6% and provides an additional nondiscretionary retirement contribution equal to 3% of each eligible employee's pay.

Participants are 100% vested in the Company's matching contributions.  Retirement and profit sharing contributions generally become 100% vested upon completion of three years of service.  In certain instances involving specified workplace closures or divestitures, affected participants whose employment was terminated as a result of the closures became 100% vested in their retirement and profit sharing contributions upon termination.  Contributions are allocated among the fund options based on employee elections. Amounts which are forfeited due to termination of employment reduce the future retirement contributions of the Company. In 2014, forfeited nonvested accounts totaling $2,473,114 were used to reduce employer contributions. As of December 31, 2014, $1,334,449 was available to reduce future employer contributions.

Participants who attain age 50 during the Plan year and who have made the maximum permitted contributions to the Plan for such Plan year may also make additional "catch-up contributions" limited to a specified amount each year.  Catch-up contributions are 100% vested.

Any participant who is receiving compensation other than severance pay from the Company and who has not had an outstanding loan from the Plan for at least one month may apply for a loan from the Plan. Any loan granted to such a participant shall be deemed an investment made for such participant's benefit and shall be held and reflected in the separate accounts of such participant as a charge against their account for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan as determined by the Company in the year of issuance.  Loans may be made for up to five years, unless the loan is for the purchase of a primary residence, in which case the loan may extend for up to ten years from issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their retirement and profit sharing contributions.

More detailed information about the Plan, including the funding, vesting, benefit and withdrawal provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company's corporate office.

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2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As required under generally accepted accounting principles, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Employer matching, retirement and profit sharing contributions and employee contributions are recorded in the period in which the related employee services are rendered.

Benefit payments to participants are recorded upon distribution.

Notes receivable from Plan participants consist of monies borrowed by participants from their account balances. Repayments of principal and interest are allocated to the participants' account balances based on the participants' current investment elections. Notes receivable from Plan participants are reported at their current outstanding principal balance, which approximates fair value.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Investments

The Plan's investments are held in the Cameron International Corporation Master Trust ("Master Trust").  T. Rowe Price Trust Company serves as trustee of the Master Trust.  The Plan participates in only certain investment accounts of the Master Trust. The fair value of the Plan's interest in the Master Trust is based on the specific interests that it has in each of the underlying participant-directed investment accounts.

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The following is a summary of those investment accounts and the Plan's beneficial interest in those investment accounts as of December 31, 2014 and 2013:

	Beneficial Interest at
	December 31,
	2014	2013

Cameron International Stock Fund	98.22%	98.42%
PRIMCO Stable Value Fund	95.57	95.70
American Century Instl-Adj Bond Fund	96.84	95.92
American Funds AMCAP R6	96.75	96.82
American Funds Capital World Bond Fund R6	96.57	96.87
American Funds Euro Pacific Growth Fund R6	95.53	95.36
American Funds Washington Mutual Fund R6	96.52	96.42
DFA Emerging Markets Portfolio Institutional	97.19	97.31
Vanguard LifeStrategy Conservative Growth Fund	97.48	97.29
Vanguard LifeStrategy Growth Fund	96.27	96.63
Vanguard LifeStrategy Income Fund	97.58	98.36
Vanguard LifeStrategy Moderate Growth Fund	97.61	97.94
Vanguard Small-Cap Growth Index Institutional	95.93	96.34
Vanguard Small-Cap Value Index Institutional	95.68	96.08
Vanguard Total Bond Market Index Institutional Plus	96.23	96.34
Vanguard Total International Stock Index Fund Investor Shares	-	97.35
Vanguard Total International Stock Index Institutional	96.95	-
Vanguard Total Stock Market Index Fund Investor Shares	97.93	97.82

Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  Level 2 measurements include observable inputs other than quoted prices in active markets for identical assets and liabilities.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual and money market funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trusts are valued at the unit of participation value of shares held by the Plan at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although management of the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan's policy is to disclose transfers between levels based on valuations at the end of the reporting period.  There were no transfers between Levels 1 and 2 as of December 31, 2014 and 2013.

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The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2014:

	Investments at Fair Value at December 31, 2014
	Level 1	Level 2	Total
Master Trust Investments:
Mutual funds:
U.S. equity funds	$415,039,067	–	$415,039,067
Non-U.S. equity funds	62,940,783	–	62,940,783
U.S. bond funds	92,470,082	–	92,470,082
Non-U.S. bond fund	5,975,843	–	5,975,843
Blended equity and bond funds	291,511,414	–	291,511,414
Common stocks	166,015,606	–	166,015,606
Collective trusts:
Money market fund	7,271,946	–	7,271,946
Bond funds	–	145,416,537	145,416,537
Total Master Trust investments at fair value:	$1,041,224,741	145,416,537	$1,186,641,278

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2013:

	Investments at Fair Value at December 31, 2013
	Level 1	Level 2	Total
Master Trust Investments:
Mutual funds:
U.S. equity funds	$417,158,026	–	$417,158,026
Non-U.S. equity funds	72,233,149	–	72,233,149
U.S. bond funds	98,167,523	–	98,167,523
Non-U.S. bond fund	5,147,916	–	5,147,916
Blended equity and bond funds	235,462,045	–	235,462,045
Common stocks	228,607,423	–	228,607,423
Collective trusts:
Money market fund	11,160,693	–	11,160,693
Bond funds	–	151,473,383	151,473,383
Total Master Trust investments at fair value:	$1,067,936,775	151,473,383	$1,219,410,158

The PRIMCO Stable Value Fund ("Stable Value Fund") is a master trust investment account managed by AMVESCAP National Trust Company, an affiliate of INVESCO Institutional (N.A.), Inc., the trustee of the INVESCO Group Trust for Retirement Savings, a Common Collective Trust, in which the assets of multiple qualified plans are invested. The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts ("SICs") and in guaranteed investment contracts ("GICs"). These contracts have varying yields and maturity dates and are fully benefit responsive. These contracts are stated at contract value which represents cost plus accrued income. The fair value of the GICs has been estimated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the SICs are valued at representative quoted market prices. The fair value of the wrap contracts for the SICs is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end.

Although it is management's intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

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Risk and Uncertainties

The Master Trust provides for various investments which, in general, are exposed to interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant account balances.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

Investment income (loss) and the net realized and unrealized appreciation (depreciation) in fair value of the investments held throughout the year or bought and sold during the year in the separate investment accounts of the Master Trust are as follows:
Year ended December 31, 2014	Net Appreciation/ (Depreciation)	Interest and Dividends	Total

Cameron International Stock Fund	$(26,999,304)	–	$(26,999,304)
Fidelity Growth Company Fund	346,488	152,341	498,829
PRIMCO Stable Value Fund	2,734,486	–	2,734,486
American Funds EuroPacific Growth Fund R6	(2,013,102)	868,780	(1,144,322)
American Century Inst'l Infl-Adj Bond Fund	17,967	151,040	169,007
American Funds AMCAP R6	2,727,030	9,268,326	11,995,356
American Funds Capital World Bond R6	(115,425)	200,404	84,979
American Funds Washington Mutual Fund R6	5,071,273	8,879,542	13,950,815
DFA Emerging Markets Portfolio	(276,355)	149,234	(127,121)
Vanguard LifeStrategy Conservative Growth Fund	1,174,392	2,916,509	4,090,901
Vanguard LifeStrategy Moderate Growth Fund	4,334,311	3,272,529	7,606,840
Vanguard LifeStrategy Income Fund	1,027,241	658,671	1,685,912
Vanguard Small-Cap Growth Index Institutional	1,656,733	581,472	2,238,205
Vanguard LifeStrategy Growth Fund	2,853,681	1,971,136	4,824,817
Vanguard Small-Cap Value Index Institutional	6,251,846	1,282,676	7,534,522
Vanguard Total Bond Market Index Institutional Plus	2,592,882	2,519,232	5,112,114
Vanguard Total Int'l Stock Market Index	(116,995)	165,863	48,868
Vanguard Total Int'l Stock Index Institutional	(192,836)	46,002	(146,834)
Vanguard Total Stock Market Index Fund Investor Shares	5,065,553	949,700	6,015,253
	$6,139,866	34,033,457	$40,173,323

Administrative expenses paid by the Master Trust for the year ended December 31, 2014 totaled $1,444,848 of which $1,368,433 has been allocated to the Plan.

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Stable Value Fund

Objectives of the Stable Value Fund

The Stable Value Fund's key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

Nature of Investment Contracts

To accomplish the objectives outlined above, the Stable Value Fund invests primarily in investment contracts such as GICs and SICs. In a traditional GIC, the issuer takes a deposit from the Stable Value Fund and purchases investments that are held in the issuer's general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value Fund.

With regard to a SIC, the underlying investments are owned by the Stable Value Fund and held in trust for Plan participants. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:

•	The level of market interest rates
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract
•	The investment returns generated by the fixed income investments that back the wrapper contract
•	The duration of the underlying investments backing the wrapper contract

Wrapper contracts' interest crediting rates are typically reset on a monthly or quarterly basis. Over time, the interest crediting rate amortizes the Stable Value Fund's realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract's interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Stable Value Fund's Statement of Net Assets as the "adjustment from fair value to contract value for fully benefit-responsive investment contracts". If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants' principal and accrued interest will be protected.

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Events That Limit the Ability of the Stable Value Fund to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Company elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

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Investments in the PRIMCO Stable Value Fund at December 31, 2014 consisted of the following:
Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

BTMU	Wrapper	A+/A1		$–	$(377,599)
	IGT Invesco Core Fixed Income Fund		$3,603,121
	IGT Invesco Intermediate Gov/Credit Fund		3,585,216
	IGT Invesco Short-term Bond Fund		19,355,488

MetLife	Wrapper	AA-/Aa3		–	(377,599)
	Met SA 655 BlackRock Int GC		13,163,941

Pacific Life Insurance	Wrapper	A+/A1		–	(328,412)
	IGT Invesco Short-term Bond Fund		17,265,170

Prudential Insurance	Wrapper			–	(1,508,193)
	IGT Invesco Intermediate Gov/Credit Fund	AA-/A1	6,287,985
	IGT Jennison Intermediate Gov/Credit Fund		12,594,282
	IGT PIMCO Intermediate Gov/Credit Fund		12,537,249

Transamerica	Wrapper	AA-/A1		19,342	(738,966)
	IGT BlackRock Core Fixed Income Fund		3,057,805
	IGT Blackrock Intermediate Gov/Credit Fund		253,489
	IGT Goldman Sachs Core		3,058,333
	IGT Invesco Fixed Income Fund		765,538
	IGT Invesco Intermediate Gov/Credit Fund		3,554,760
	IGT Invesco Short-term Bond Fund		9,886,594
	IGT Jennison Intermediate Gov/Credit Fund		889,984
	IGT PIMCO Core Fixed Income Fund		3,047,940
	IGT PIMCO Intermediate Gov/Credit Fund		885,954

Voya (formerly ING)	Wrapper	A-/A3		–	(224,083)
	Voya Short Duration		10,951,011

Voya	Wrapper	A-/A3		–	(65,245)
	IGT Invesco Core Fixed Income Fund		1,460,266

Voya	Wrapper	A-/Aa3		–	(124,818)
	IGT BlackRock Core Fixed Income Fund		2,745,500

Voya	Wrapper	A-/A3			(119,725)
	IGT Goldman Sachs Core		2,743,378

Voya	Wrapper	A-/A3		–	(83,119)
	IGT PIMCO Core Fixed Income Fund		2,701,798

Voya	Wrapper	A-/A3		–	(250,511)
	IGT Invesco Short-term Bond Fund		11,002,393

Short-term investments:
Fidelity Management	Fidelity Money Market	N/A	7,271,946	–	–
			$152,669,141	$19,342	$(4,198,270)

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2014 was 1.515% and 1.963%, respectively. There was no change in the value of the fund's investments for the year ended December 31, 2014 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

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Investments in the PRIMCO Stable Value Fund at December 31, 2013 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

BTMU	Wrapper	A-/Aa3		$–	$(80,688)
	IGT Invesco Core Fixed Income Fund		$3,969,885
	IGT Invesco Intermediate Gov/Credit Fund		3,965,180
	IGT Invesco Short-term Bond Fund		21,277,211

ING	Wrapper	A-/A3		–	(291,106)
	IGT ING Short Duration		12,172,844

ING	Wrapper	A-/A3		–	(14,632)
	IGT Invesco Core Fixed Income Fund		1,548,376

ING	Wrapper			–	(31,596)
	IGT Blackrock Core Fixed Income Fund	A-/A3	2,922,663

ING	Wrapper			–	(39,586)
	IGT Goldman Sachs Core	A-/A3	2,932,069

ING	Wrapper			–	(27,428)
	IGT PIMCO Core Fixed Income Fund	A-/A3	2,916,405

ING	Wrapper			–	(257,754)
	IGT Invesco Short-term Bond Fund	A-/A3	12,172,107

Met Life	Wrapper	AA-/Aa3		–	(268,995)
	Met SA 655 Blackrock Int GC		14,445,235

Monumental	Wrapper	AA-/A1		15,739	(449,154)
	IGT BlackRock Core Fixed Income Fund		2,826,554
	IGT Goldman Sachs Core		2,838,293
	IGT Invesco Core Fixed Income Fund		197,724
	IGT Invesco Intermediate Gov/Credit Fund		2,773,128
	IGT Invesco Short-term Bond Fund		8,318,841
	IGT PIMCO Core Fixed Income Fund		2,823,634

Pacific Life Insurance	Wrapper	A+/A1		–	(307,558)
	IGT Invesco Short-term Bond Fund		19,116,403

Prudential Insurance	Wrapper	AA-/A1		–	(1,304,388)
	IGT Jennison Intermediate Gov/Credit Fund		13,675,823
	IGT Invesco Intermediate Gov/Credit Fund		6,869,996
	IGT PIMCO Intermediate Gov/Credit Fund		13,695,274

Short-term investments:
Fidelity Management	Fidelity Money Market	N/A	11,160,693	–	–
			$162,618,338	$15,739	$(3,072,885)

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2013 was 1.344% and 1.741%, respectively. There was no change in the value of the fund's investments for the year ended December 31, 2013 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

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4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated May 13, 2014 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, continues to be qualified, the related trust remains tax exempt, and the Plan is no longer subject to income tax examinations for years prior to 2011.

5. Subsequent Events

The Plan Sponsor has evaluated subsequent events through June 25, 2015, which is the date these financial statements were filed with U.S. Securities and Exchange Commission.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the respective Forms 5500:
	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$1,166,634,042	$1,201,554,732
Adjustment from contract value to fair value	4,012,306	2,940,691
Net assets available for benefits per Form 5500	$1,170,646,348	$1,204,495,423

The following is a reconciliation of the net investment income from the Cameron International Corporation Master Trust per the financial statements for the year ended December 31, 2014 to Form 5500:

Net investment gain from the Cameron International Corporation Master Trust per the financial statements	$38,136,053
Adjustment from contract value to fair value at December 31, 2013	(2,940,691)
Adjustment from contract value to fair value at December 31, 2014	4,012,306
Net investment gain from the Cameron International Corporation Master Trust per Form 5500	$39,207,668

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Supplemental Schedule

Cameron International Corporation Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 76-0451843 PN: 003

December 31, 2014

Identity of Issuer	Description of Investment	Current Value

*Cameron International Corporation Master Trust	Master Trust	$1,144,475,759

*Notes receivable from participants	Interest rates ranging from 0.06% to 9.25% with varying maturity dates	24,941,820
		$1,169,417,579

*Party-in-interest

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SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Cameron Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMERON INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN

/s/ Judy Bircher
By:  Judy Bircher
Delegate of the Cameron Benefits Committee

Date: June 25, 2015

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EXHIBIT INDEX

Exhibit
   No.                                        Description

23.1
Consent of Doeren Mayhew to the incorporation by reference into the Registration Statements (File No. 33-95002 and 333-192044) on Form S-8 of Cameron International Corporation of its report, dated June 25, 2015, with respect to the audited financial statements of the Cameron International Corporation Retirement Savings Plan as of December 31, 2014 and 2013.